Filed pursuant to Rule 433

August 17, 2020

Relating to

Preliminary Prospectus Supplement dated August 17, 2020

to

Prospectus dated September 23, 2019

Registration Statement No. 333-233896-02

Duke Energy Progress, LLC
$600,000,000 First Mortgage Bonds, 2.50% Series due 2050

Pricing Term Sheet

Issuer:	Duke Energy Progress, LLC (the “Issuer”)

Trade Date:	August 17, 2020

Settlement Date:	August 20, 2020 (T+3)

Ratings (Moody’s/S&P)*:	Aa3 (stable)/A (stable)

Interest Payment Dates:	February 15 and August 15 of each year, beginning on February 15, 2021

Security Description:	First Mortgage Bonds, 2.50% Series due 2050 (the “Bonds”)

Principal Amount:	$600,000,000

Maturity Date:	August 15, 2050

Price to the Public:	99.435% per Bond, plus accrued interest, if any, from August 20, 2020

Coupon:	2.50%

Benchmark Treasury:	1.250% due May 15, 2050

Benchmark Treasury Yield:	1.427%

Spread to Benchmark Treasury:	+ 110 bps

Yield to Maturity:	2.527%

Redemption Provisions:

At any time before February 15, 2050 (which is the date that is six months prior to the maturity date of the Bonds (the “Par Call Date”)), the Issuer will have the right to redeem the Bonds, in whole or in part and from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the Bonds being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Bonds being redeemed that would be due if the Bonds matured on the Par Call Date (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 20 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the Bonds being redeemed to, but excluding, such redemption date.

At any time on or after the Par Call Date, the Issuer will have the right to redeem the Bonds, in whole or in part and from time to time, at a redemption price equal to 100% of the principal amount of the Bonds being redeemed plus accrued and unpaid interest on the principal amount of the Bonds being redeemed to, but excluding, such redemption date.

CUSIP / ISIN:	26442U AK0 / US26442UAK07

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC MUFG Securities Americas Inc. PNC Capital Markets LLC TD Securities (USA) LLC Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC KeyBanc Capital Markets Inc. Santander Investment Securities Inc.

* Security ratings are not recommendations to buy, sell or hold securities.  The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, J.P. Morgan Securities LLC collect at (212) 834-4533, MUFG Securities Americas Inc. toll-free at (877) 649-6848, TD Securities (USA) LLC toll-free at (855) 495-9846, PNC Capital Markets LLC toll-free at (855) 881-0697 and Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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